UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DBV Technologies S.A.

(Name of Issuer)

Ordinary shares, €0.10 nominal value per share

(Title of Class of Securities)

23306J101 (American Depositary Shares, each representing one-half of one Ordinary Share)

(CUSIP Number)

October 9, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23306J101

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 3,192,299*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 3,192,299*

9	Aggregate amount beneficially owned by each reporting person. 3,192,299*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.8%**
12	Type of reporting person OO

*	Comprised of ordinary shares held through American Depository Shares, each of which represents one-half of an ordinary share.
**

Based on 45,641,843 ordinary shares outstanding as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 9, 2019, plus 1,368,667 ordinary shares to be issued pursuant to the exercise of the underwriters’ option to purchase additional shares as described in the prospectus supplement.

CUSIP No. 23306J101

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 3,192,299*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 3,192,299*

9	Aggregate amount beneficially owned by each reporting person. 3,192,299*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.8%**
12	Type of reporting person CO

*	Comprised of ordinary shares held through American Depository Shares, each of which represents one-half of an ordinary share.
**

Based on 45,641,843 ordinary shares outstanding as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 9, 2019, plus 1,368,667 ordinary shares to be issued pursuant to the exercise of the underwriters’ option to purchase additional shares as described in the prospectus supplement.

CUSIP No. 23306J101

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 3,192,299*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 3,192,299*

9	Aggregate amount beneficially owned by each reporting person. 3,192,299*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 6.8%**
12	Type of reporting person IN

*	Comprised of ordinary shares held through American Depository Shares, each of which represents one-half of an ordinary share.
**

Based on 45,641,843 ordinary shares outstanding as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 9, 2019, plus 1,368,667 ordinary shares to be issued pursuant to the exercise of the underwriters’ option to purchase additional shares as described in the prospectus supplement.

CUSIP No. 23306J101

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 26,745*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 26,745*

9	Aggregate amount beneficially owned by each reporting person. 26,745*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.1%**
12	Type of reporting person OO

*	Comprised of ordinary shares held through American Depository Shares, each of which represents one-half of an ordinary share.
**

Based on 45,641,843 ordinary shares outstanding as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 9, 2019, plus 1,368,667 ordinary shares to be issued pursuant to the exercise of the underwriters’ option to purchase additional shares as described in the prospectus supplement.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G initially filed on December 20, 2018 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis, as amended by Amendment No. 1 filed on February 14, 2019 by Boxer Capital, Boxer Management and Joe Lewis. This Amendment No. 2 serves as the original filing for MVA Investors, LLC (“MVA Investors” and together with Boxer Capital, Boxer Management and Joe Lewis, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended.

Item 1(a). Name of Issuer:

DBV Technologies S.A. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

177-181 Avenue Pierre Brossolette

92120 Montrouge, France

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by the Reporting Persons. Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital, and is controlled by employees of Boxer Capital that are members of MVA Investors. As such, MVA Investors is not controlled by any of the other Reporting Persons.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital and MVA Investors is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c). Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom. MVA Investors is a limited liability company organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:

Ordinary shares, €0.10 nominal value per share (the “Ordinary Shares”). The Ordinary Shares are represented by American Depositary Shares, each American Depositary Share representing one-half of an Ordinary Share (“ADSs”).

Item 2(e). CUSIP Number:

23306J101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 3,192,299 Ordinary Shares. MVA Investors beneficially owns 26,745 Ordinary Shares. The Reporting Persons may be deemed to beneficially own 3,219,044 Ordinary Shares in the aggregate. The Ordinary Shares beneficially owned by the Reporting Persons in the aggregate are owned through 6,438,088 ADSs.

(b)	Percent of class:

The number of Ordinary Shares beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represents 6.8% of the Issuer’s outstanding Ordinary Shares. The number of Ordinary Shares beneficially owned by MVA Investors represents 0.1% of the Issuer’s outstanding Ordinary Shares. The number of Ordinary Shares beneficially owned by the Reporting Persons in the aggregate represents 6.8% of the Issuer’s outstanding Ordinary Shares. All percentages are based on 45,641,843 Ordinary Shares outstanding as set forth in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on October 9, 2019, plus 1,368,667 ordinary shares to be issued pursuant to the exercise of the underwriters’ option to purchase additional shares as described in the prospectus supplement.

(c)	Number of Ordinary Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

MVA Investors has sole power to vote or to direct the vote of the 26,745 Ordinary Shares it beneficially owns.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 3,192,299 Ordinary Shares they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

MVA Investors has sole power to dispose or to direct the disposition of the 26,745 Ordinary Shares it beneficially owns.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 3,192,299 Ordinary Shares they beneficially own.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the Ordinary Shares held by Boxer Capital. Only MVA Investors has the right to receive dividends and the proceeds from the sale of the Ordinary Shares held by MVA Investors.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated October 11, 2019, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2019

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer